UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

Commission File No. 0-4829-03

A. Nabi — Rockville Savings & Retirement Plan

B. Nabi Biopharmaceuticals
     5800 Park of Commerce Blvd., NW
     Boca Raton, FL 33487
     (561) 989-5800

NABI — ROCKVILLE SAVINGS AND RETIREMENT PLAN

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Participants and Administrator
of Nabi — Rockville Savings
and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Nabi — Rockville Savings and Retirement Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Fort Lauderdale, Florida
June 21, 2002

NABI — ROCKVILLE SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2001	2000

ASSETS
Investments, at fair value	$3,746,553	$4,034,084
Receivables:
Contribution from employer	68,330	58,310
Contribution from plan participants	10,417	9,713

Net assets available for benefits	$3,825,300	$4,102,107

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2001

Additions:
Investment results:
Net depreciation in fair value of investments	$(567,305)
Interest and dividend income	72,578
Contributions:
From employer	77,980
From plan participants	588,705

Total additions	171,958
Deductions:
Benefits paid to participants	431,742
Administrative expenses	17,023

Total deductions	448,765

Net decrease	(276,807)
Net assets available for benefits at beginning of year	4,102,107

Net assets available for benefits at end of year	$3,825,300

See accompanying notes.

NABI — ROCKVILLE SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following description of the Nabi-Rockville Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Copies of this document are available from the plan administrator.

General. The Plan is a defined contribution plan covering all persons who are employed at Nabi Biopharmaceuticals’ (formerly known as “Nabi”) Rockville location. The Plan was adopted effective January 1, 1991. All employees are eligible for participation in the Plan immediately after hire and may enroll in the Plan on the first day of the calendar quarter following the employee’s hire date.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions. Each year, participants may contribute up to 15% of their pre-tax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified retirement plans. Nabi Biopharmaceuticals’ contributions are discretionary at the option of Nabi Biopharmaceuticals’ Board of Directors. Nabi Biopharmaceuticals has contributed to the Plan an amount equal to 50 percent of each non-highly compensated employee (NHCE) contribution, up to a maximum amount equal to 2 percent of the NHCE participant’s earnings. In 2000, Nabi Biopharmaceuticals amended the Plan to permit investment in Nabi Biopharmaceuticals common stock.

Investment Options. Upon enrollment in the Plan, a participant may direct participant and employer contributions to any of the Plan’s fund options. Participants may change their investment options on a daily basis.

Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of (a) employer contributions and (b) Plan investment results, and is charged with an allocation of administrative expenses. Allocations are based on participants’ account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance. Forfeitures of non-vested employer contributions are used to offset future employer contributions.

Vesting. Participants are immediately 100% vested in their individual contributions to the Plan and earnings thereon. Employer contributions and earnings thereon are vested in accordance with the following schedule:

Years of Service	Percentage

Less than two years	—
Two years	25
Three years	50
Four years	75
Five years	100

During the Plan year 2001, employer contributions in the amount of $7,766 were forfeited due to the termination of non-vested employees. This amount was applied to reduce future employer contributions.

Participant Loans. Participants may borrow from their fund accounts a minimum of $1,000 not to exceed the lesser of $50,000 or 50% of their vested account balances. Loan repayment periods are for a maximum of 5 years unless the loan is for the purchase of a primary residence, in which case a reasonable repayment period not to exceed 30 years is determined at the time of the loan. The loans are secured by 50% of the participant’s vested account balance and bear a reasonable rate of interest based on the local prevailing rate on the date approved. Principal and interest are paid ratably through payroll deduction.

Payment of Benefits. Upon death, disability, retirement, termination of service, or financial hardship, participants or their designated beneficiaries may receive a lump-sum amount equal to the vested amount of their accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation. The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments. The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. The shares of Nabi Biopharmaceuticals common stock are valued at quoted market price at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Administrative Expenses. Fees and expenses of the Plan for legal, accounting and other administrative services may be paid directly by Nabi Biopharmaceuticals or, at Nabi Biopharmaceuticals’ discretion, in whole or in part out of Plan assets. Nabi Biopharmaceuticals has elected for the Plan to pay substantially all administrative fees incurred by the Plan during 2001.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2001 and December 31, 2000 are as follows:

	2001	2000

Smith Barney Corporate Trust Company:
Gabelli Growth Fund	$922,561	$1,179,279
Smith Barney Money Market — Government Portfolio	560,249	620,045
Janus Twenty Fund	531,461	703,760
Dreyfus Founders Discovery Fund	412,163	483,493
Neuberger Berman Focus Trust	381,026	*
Nabi Biopharmaceuticals Common Stock	255,986	*
Skyline Special Equities Fund	194,827	*
Scudder Growth & Income Fund	*	330,823

*	Investment not greater than 5%

The Plan’s investments, including investments bought, sold as well as held during the year, (depreciated) appreciated in fair value as follows:

December 31,
2001

Mutual funds	(679,498)
US government securities	1,535
Common stocks	110,658

$(567,305)

4. Plan Termination

Although it has not expressed any intent to do so, Nabi Biopharmaceuticals has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 14, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the benefits paid per the financial statements to the Form 5500:

Year Ended
December 31,
2001

Benefits paid per the financial statements	$431,742
Benefit claim payable from December 31, 2000 Form 5500	(14,239)

Benefits paid per the Form 5500	$417,503

Amounts allocated to withdrawn participants are recorded on the Form 5500 as benefits paid including benefits that have been processed and approved for payment prior to year-end but not yet paid.

7. Subsequent Event

Effective January 1, 2002, the Nabi-Rockville Savings & Retirement Plan was merged into the Nabi Savings and Retirement Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Nabi Biopharmaceuticals, as plan administrator, has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Nabi — Rockville Savings & Retirement Plan

Date: June 28, 2002	By: /s/ Mark L. Smith

Mark L. Smith Vice President, Finance and Chief Financial Officer

Nabi-Rockville Savings and
Retirement Plan

EIN: 59-1212264 Plan No.: 002
Schedule H, Line 4i—
Schedule of Assets (Held at End of Year)

December 31, 2001

		(c)
	(b)	Description of Investment, Including	(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Value

*	Smith Barney Corporate Trust	Gabelli Growth Fund	$922,561
		Smith Barney Money Market — Government Portfolio	560,249
		Janus Twenty Fund	531,461
		Dreyfus Founders Discovery Fund	412,163
		Neuberger Berman Focus Trust	381,026
		Skyline Special Equities Fund	194,827
		Lazard International Equity Portfolio — Open	150,410
		Strong Government Securities Fund	101,315
		Loomis Sayles Bond Fund — Admin	56,945
		Credit Suisse Emerging Markets Fund	53,644
		Pilgrim GNMA Income Fund	31,211
		Credit Suisse Global Fixed Income Fund	21,218
*	Nabi Biopharmaceuticals	Common Stock	255,986
	Participant Loans	Interest rates between 7.75% — 10.50%	73,537

			$3,746,553

*	Represents a party in interest

     Note: Cost information has not been included in column (d) because all investments are participant-directed.

INDEX TO EXHIBITS

Exhibits		Page Number

23.1	Consent of Ernst & Young LLP	11